September 4, 2019

Christina DiAngelo Fettig Senior Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management, Disclosure Review Office 100 F. Street, N.E. Washington, DC 20549

Re: Northern Lights Fund Trust (File Nos. 811-21720 and 333-122917) and

Northern Lights Variable Trust (File Nos. 811-21853 and 333-131820)

Dear Ms. Fettig:

Please find below the Trust’s responses to comments from the Staff received for various shareholder reports for certain series of Northern Lights Fund Trust and Northern Lights Variable Trust. For your convenience, the Staff’s comments are set forth below along with the applicable Registrant’s response.

Comment – (13D Activist Fund): The Fund pays a unitary fee for all services to be provided to the Fund. Certain service providers may be contracted with the Fund and/or the Trust to pay for these services. Please explain whether the Fund could be held liable for these expenses in the event of a default by the advisor. Also, if the Funds can be held liable, please explain the accounting for these services. Please confirm if the Adviser is current with all payments to service providers.

Please explain why Trustee fees are not accrued and/or paid by the Fund.

Response: Pursuant to the terms of the Advisory Agreement between 13D Management, LLC and Northern Lights Fund Trust, on behalf of the 13D Activist Fund (“13D Fund”), the Adviser has agreed to bear the responsibility for the payment of all 13D Fund operating expenses, as such term is defined in the advisory agreement, and is inclusive of Trustee fees, as further discussed below. This arrangement is distinguished from other forms of unitary fee arrangements where the fund’s adviser may pay to the administrator a fee at a set rate for all ordinary operating expenses of a fund and the administrator in turn pays all of the Fund’s operating expenses.

The liability of the 13D Fund to its service providers is unchanged in such arrangements, the salient difference is that the 13D Fund has entered into a contractual agreement with a third party, the 13D Fund’s investment adviser, to bear the Fund’s operating costs and would have recourse against the adviser in the event of a breach of that contract. The Registrant would further suggest that the operation of a fund with a unitary fee arrangement where the adviser bears the responsibility for the payment of all fund operating expenses does not result in any difference in liability to either the fund or adviser from a “conventional” fee format whereby a fund bears the cost of its operation and the fund’s adviser contractually agrees to waive fees and/or reimburse operating expenses of the fund, except that in this form of unitary fee arrangement the threshold for the adviser’s obligation to the fund begins at 0.00% and

Christina DiAngelo Fettig September 4, 2019 Page 2

not above some other agreed upon expense ratio threshold. In the event of the default of the adviser of its obligations to a fund, the fund would be required to pays its bills, and pursue the adviser for reimbursement under the contract.

The Trust monitors all payment obligations and if the Trust officers view a particular adviser as at risk of failing to meet its obligations, the officers have other means of ensuring that fund shareholders are unharmed, including requiring the fund’s adviser to enter into a security agreement that would provide access to escrowed funds that would be used to pay any obligation of the fund if the adviser were unwilling or unable to pay. Beyond which, in the event of an adviser’s insolvency the Board would also be required to intervene and consider, potentially, whether to liquidate the Fund or identify an alternative investment adviser to the Fund.

The Registrant confirms that the Adviser is current with all payments to service providers of the 13D Fund.

With respect to the Trustee fees, each Fund of the Trust is allocated its ratable portion of the Trustees fees and expenses, which is determined pursuant to allocation methodologies established by its Board that may take into account factors such as the number of funds, advisers and sub-advisers, and fund assets. Trustee fees are not paid by the 13D Fund because the 13D Fund has contracted with the Adviser to pay the operating costs of the Fund, which includes the Trustees’ fees and expenses.

The Registrant respectfully disagrees that contractual terms requiring the Adviser to bear the responsibility for the payment of the Fund’s allocated portion of Trustee fees and expenses is impermissible or raises an inference of a conflict of interest for the Board.

The Board has determined that none of its members are “interested persons” of the Funds, as such term is defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”). Section 2(a)(19) provides in relevant part that a natural person may be determined to be an “interested person” by having had a material business or professional relationship with the investment adviser. The Registrant does not believe that the contractual agreement to bear payment of the Fund’s allocated portion of Trustee fees and expenses by the adviser constitutes a material business or professional relationship with the investment adviser. The Adviser does not provide personnel that act as a Trustee or a Trust officer and does not play a role in determining the level of the Board’s compensation such that would give rise of a quid pro quo arrangement in relation to the Board’s consideration of the Adviser’s fee. Because the Trust is comprised of funds advised by multiple unaffiliated investment advisers, there is not the same relationship as compared to a fund complex comprised of a single investment adviser that may or may not also have interested persons serving on the Board. Moreover, had the Fund been structured in a conventional manner in which the adviser has contractually agreed to waive fees and/or reimburse fund expenses over a certain expense threshold, the adviser would still be responsible for the payment of all or a portion of the Trustees’ fees and expenses, without giving rise to an inference of a conflict of interest. The Board continues to engage its own legal counsel, recommend and set its own compensation, engage experts, and review and consider the approval of advisory agreements and fees on an arms-length basis.

Comment – (Ascendant Deep Value Bond Fund; Ascendant Tactical Yield Fund; Navigator Equity Hedged Fund): The Fund has greater than 10% of its net assets invested in a particular an asset class at year end. However, the most recent prospectus does not include a discussion of this particular asset class in the principal investment strategies or principal risk sections. Please explain why the specific asset class has not been included as a principal strategy of the Fund and whether the disclosures in the prospectus are appropriate, provided the significance of specific asset classes in the portfolio.

Christina DiAngelo Fettig September 4, 2019 Page 3

Response: Although neither the Ascendant Deep Value Bond Fund and Ascendant Tactical Yield Fund currently identify asset-backed securities specifically within each Fund’s Principal Investment Strategies or Principal Investment Risks, the principal risks of such assets, including credit risk, interest rate risk, debt risk and high-yield risk, are currently disclosed in the prospectus. In addition, the SAI for Ascendant Deep Value Bond Fund and Ascendant Tactical Yield Fund provides mortgage-backed securities risks. The Registrant agrees to add disclosure specific to asset backed debt securities in the next post-effective amendment for Ascendant Deep Value Bond Fund and Ascendant Tactical Yield Fund.

With respect to the Navigator Equity Hedged Fund, securities lending is neither an asset class nor an investment of the Fund. As such, it would not be reflected in the Fund’s Principal Investment Strategies. The Registrant further notes that the Fund discloses in its Statement of Additional Information (“SAI”) that the Fund may engage in securities lending and the SAI further discloses the information required in response to Item 19(i) regarding its securities lending activities for the prior fiscal period.

Comment – (13D Activist Fund; CMG Mauldin Solutions Core Fund; CMG Tactical Bond Fund; CMG Tactical All Asset Strategy Fund; Navigator Tactical Fixed Income Fund; Navigator Sentry Managed Volatility Fund ; Deer Park Total Return Credit Fund; Altegris GSA Trends Strategy Fund): The Fund has been identified in the annual report (or registration statement) as a non-diversified fund; however, it appears the Fund is operating as a diversified fund. If the Fund has been operating as a diversified fund for more than 3 years, confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified (ICA Section 13(a)(1) and Rule 13a-1 thereunder).

Response: The Registrant acknowledges the Staff's position under the Allied Capital Corp. SEC No-Action Letter dated January 3, 1989 and has procedures in place to monitor whether each non-diversified Fund becomes a de facto diversified fund. The Registrant confirms that any such funds that have become de facto diversified funds will not operate as a non-diversified company without the prior approval of shareholders.

The Registrant confirms that it will revise the classification for the CMG Tactical All Asset Strategy Fund to “diversified” in the next post-effective amendment.

The Registrant confirms that the current prospectus for the Navigator Funds accurately describes the Navigator Tactical Fixed Income Fund and Navigator Sentry Managed Volatility Fund’s respective classifications as diversified funds and the reference in the Funds’ annual report is incorrect and will be revised in the next shareholder report filing.

The Registrant confirms that the Altegris GSA Trend Strategy Fund was classified in its initial registration statement and subsequent post-effective amendments as a non-diversified fund and the reference in the Funds’ annual report is incorrect and will be changed in the next shareholder report filing. Registrant further notes that although the Altegris GSA Trend Strategy Fund may appear to be diversified as of a particular point in time, such a portfolio construction will not serve to alter the Fund’s subclassification from non-diversified to de facto diversified unless the Fund has operated in a diversified manner for a continuous three-year period pursuant to the Allied Capital Corp. SEC No-Action Letter dated January 3, 1989.

Comment – (Power Momentum Index Fund): The Fund has consistently reported high portfolio turnover in its financial highlights. Please explain if active and frequent trading is part of the Fund’s principal investment strategy and if so, why an applicable risk related to portfolio turnover has not been added as a principal risk to the summary prospectus.

Christina DiAngelo Fettig September 4, 2019 Page 4

Response: The Registrant will add appropriate portfolio turnover disclosure to the Fund’s Principal Investment Strategies and Principal Investment Risks in the Fund’s prospectus in the next post-effective amendment.

Comment – (CMG Tactical Bond Fund): The CMG Tactical Bond Fund appears to invest significantly in a single underlying ETF. At April 30, 2019, the fund invested 89.6% of assets in a single ETF. Per review of the history of the fund, the fund appears to significantly invest in a single underlying fund, although that fund may change. Please consider including disclosure in the Registration Statement regarding the fund’s strategy to invest significantly in a single underlying fund.

Response: The Registrant confirms that it will add principal investment strategy and risk disclosure to the effect that a significant amount of the Fund's assets may be invested in a small number of Underlying Funds or a single Underlying Fund in the next post-effective amendment.

Comment – (Deer Park Total Return Credit Fund): The Deer Park Total Return Credit Fund invests 79% of assets in non-agency residential mortgage backed securities. Please confirm and explain how the liquidity profile of the fund is appropriate for an open-end investment vehicle

Response: The Registrant confirms that the Deer Park Total Return Credit Fund held 78.6% of its net assets in non-agency residential mortgage backed securities (“non-agency MBS”) as of September 30, 2018 and as reported in the Fund’s annual report. The Fund intends to disclose the liquidity of the Fund’s underlying assets in its filing on Form N-PORT for the period ended June 30, 2019.

In anticipation of the liquidity classification requirements, the Registrant reviewed the liquidity of the Fund’s portfolio and, based on the classification provided by an independent service provider (ICE), and confirmed by the Fund’s adviser, a significant portion (over 95%) of the Fund’s investments (securities plus cash or cash equivalents) are classified as highly liquid. The Registrant has no reason to believe that such investments are not appropriate for an open-end mutual fund based on liquidity. The Fund’s adviser and sub-adviser are responsible for determining and monitoring the liquidity of the securities in which the Fund invests, as well as the overall liquidity of the Fund's portfolio in accordance with procedures established by the Funds' Board of Trustees. The Fund's liquidity determination procedures are designed to comply with applicable legal and regulatory requirements and ensure that the Fund's portfolio complies with the 15% limit on illiquid securities.

Comment – (Power Dividend Index Fund): As of December 31, 2018, the fund was 91% invested in Debt ETFs. Please explain how this complies with the principal investment strategy of the fund.

Response: The Registrant confirms that for the period November 23, 2018 to April 4, 2019, the Fund’s adviser repositioned the portfolio to be in a tactical defensive position and invested in several short-term U.S. Treasury ETFs. The Registrant further agrees that the prior prospectus disclosure contemplated direct investments in cash equivalents or U.S. Treasury securities if the Fund were to transition to a defensive posture, however, the Fund is also subject to an investment policy obligating the Fund to maintain at least 80% of its net assets in dividend producing securities, where investments in short-term U.S. Treasury ETFs will continue to qualify for the purposes of that limitation and cash and short term treasuries will not. The Registrant notes that the Fund filed a prospectus pursuant to Rule 485(b) on September 3, 2019 in order to, among other things, clarify the Fund’s permissible investments during defensive periods include short-term treasury exchange traded funds and treasury money market funds.

Comment – (FX Strategy Fund): The FX Strategy Fund invests in a total return swap. The swap is material. ($10 million notional on $12 million net assets). The swap pays a financing fee of 50bps and is subject to a minimum charge of $4,000 monthly.) There is no indication in the fee table of the embedded

Christina DiAngelo Fettig September 4, 2019 Page 5

costs of swaps. Please include a footnote explaining the embedded cost of the swap and the operating expenses of the reference assets are indirect expenses of the fund that are not included in either the Fee Table or the Expense Example. Please also provide an estimate of such costs (as a percentage of the fund assets) for the most recent fiscal year.

Response: Shareholders of the FX Strategy Fund have recently approved a new investment adviser to that Fund that does not expect to utilize a total return swap to execute the investment strategy. In the event that Registrant files any further post-effective amendments for these Fund, it confirms the footnote disclosures will be updated, if applicable.

Comment – (Altegris Futures Evolutions Strategy Fund): Please quantify the costs of derivative portions as a percentage of the fund’s assets for the Altegris Futures Evolutions Strategy Fund; not the underlying pool notional exposure and trading profits.

Response: The Registrant confirms the footnote disclosures for the Altegris Futures Evolutions Strategy Fund will be updated in the next post-effective amendment.

Comment – (Power Momentum Index Fund; Equinox MutualHedge Futures Strategy Fund; Altegris/AACA Opportunistic Real Estate Fund; Ascendant Deep Value Bond Fund; Sierra Tactical Core Income Fund): The Fund has reimbursed the Adviser for expenses previously waived in a prior fiscal year. In such situations where expenses are being paid back, within its registration statement or other applicable filing, the Fund should use a separate line item in the fee table, similar to the presentation treatment for a contractual fee waiver, rather than including the repayment in the “Other Expense” line item.

Response: The Registrant will consider whether it is appropriate to present previously waived fees in a separate line item in the fee table. Ascendant Deep Value Bond Fund will correct the presentation of recaptured fees in the Fund’s next post-effective amendment. With respect to Sierra Tactical Core Income Fund, the footnote reference appears to have been carried over from the Fund’s January 29, 2018 prospectus in error

Comment – (TOPS Funds): We note the following note in the prior year prospectus for the TOPS funds. Other expenses are contractually limited to 0.10%. We saw no disclosure of this in the financial statements. Please explain.

Response: The Fund Services Agreement between Northern Lights Variable Trust and Gemini Fund Services, LLC (“Gemini”), on behalf of each of the TOPS Funds, provides that each Fund shall pay to Gemini 0.10% of the Fund’s net assets for all operational services, including but not limited to fund accounting services, fund administration services, transfer agency services, legal fees, audit fees, compliance services and custody fees. Certain fees, such as shareholder service fees and fees paid for financial printing services, are external to this fee for operational services. The Registrant confirms that because the total amount of Other Expenses may exceed 0.10%, such reference could be confusing and it will strike this footnote disclosure in the next post-effective amendment.

Comment – (Power Dividend Index Fund): The portfolio turnover rate of the Power Dividend Index Fund fluctuated from 56% in FY 2017 to 265% in FY 2018. Please explain why the disclosure requirements of Form N-1A, Item 16(e) were not included in the prospectus update. Note that this fund does not have portfolio turnover risk in the prospectus, so it may have been a one- time fluctuation.

Response: The Registrant confirms that the required disclosure has been in provided in a post-effective amendment for the Fund filed on September 3, 2019.

__________________________________

Christina DiAngelo Fettig September 4, 2019 Page 6

If you have any questions or additional comments, please call the undersigned at (614) 469-3353.

Respectfully,

/s/Andrew Davalla